EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Dollars in thousands)

			Restated
	2005		2004
	(Unaudited)
Earnings:
Net Income	$252,479		$247,846
Add:
Provision for income taxes	120,456		115,516
Fixed charges	554,561		488,125
Less:
Capitalized interest	(27,741)		(23,700)

Earnings as adjusted (A)	$899,755		$827,787

Fixed and preferred stock dividends:
Preferred dividend requirements	$1,936		$1,854
Ratio of income before provision for income taxes to net income	148%		147%

Preferred dividend factor on pretax basis	2,865		2,725

Fixed Charges:
Interest expense	526,820		464,425
Capitalized interest	27,741		23,700

Fixed charges as adjusted (B)	554,561		488,125

Fixed charges and preferred stock dividends (C)	$557,426		$490,850

Ratio of earnings to fixed charges (A) divided by (B)	1.62	x	1.70	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.61	x	1.69	x

See Note B to the Condensed Consolidated Financial Statements.